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                                                     FILED BY FREEMARKETS, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913

[LOGO]

FOR IMMEDIATE RELEASE

CONTACTS:         Karen Kovatch
                  FreeMarkets
                  (412) 297-8767
                  kkovatch@freemarkets.com

                  Jackie Pau
                  FreeMarkets
                  65 311 4633
                  jpau@freemarkets.com

                   FREEMARKETS ANNOUNCES AGREEMENT WITH MITAC

              Leading manufacturer of computer systems and user of Adexa's iCollaboration suite for global supply chain planning selects
                  FreeMarkets as platform for online sourcing

PITTSBURGH, PA - MAY 7, 2001 - FreeMarkets, Inc. (NASDAQ: FMKT), the leading B2B Global Marketplace and eSourcing solutions provider, today announced that it has signed an agreement with MiTAC International Corporation, (TWSE: MIC), one of Taiwan's leading manufacturers of computer systems. Under the terms of the agreement, FreeMarkets will provide MiTAC with access to its B2B Global Marketplace, which MiTAC will use as a platform for sourcing goods and services for its operations.

A pioneer in the use of innovative e-commerce solutions, MiTAC has already adopted and implemented Adexa's iCollaboration suite. Adexa is a leading provider of collaborative commerce solutions which FreeMarkets announced a definitive agreement to acquire in February. MiTAC currently uses Adexa's solutions to manage and optimize its global supply chain operations.

"Working towards our goal to become a Web-Centric company, MiTAC has undertaken a number of Web-based initiatives, including our use of Adexa's iCollaboration Suite as part of our Supply Chain Management (SCM) System and Enterprise Resource Planning (ERP) Projects," said Billy Ho, President MiTAC. "We are very pleased to be expanding our e-commerce efforts to include FreeMarkets, and look forward to leveraging the company's technology, market information and services to create online markets for goods and services that generate cost savings and provide greater efficiency and dynamism within our organization."

By using FreeMarkets' eSourcing offerings in conjunction with Adexa's supply chain collaboration solutions, MiTAC will be able to manage its direct materials from end to end, by identifying, selecting and collaborating with trading partners in their own private marketplaces, exchanges, or through the FreeMarkets(R) B2B Global Marketplace.

Through its eSourcing Suite(TM), FreeMarkets provides companies with a portfolio of applications which they can use to place all of their sourcing online. At the heart of this suite of offerings is FreeMarkets(R) FullSource(TM) solution, which allows buyers to leverage FreeMarkets' experience and expertise to create successful eMarkets for goods and


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services. The FreeMarkets eSourcing Suite also includes FreeMarkets'
QuickSource(TM) solution, an ASP-based private marketplace application which buyers can use to create their own eMarkets right from their desktops.

By combining its technology with deep domain expertise, market information and services, FreeMarkets has created more than 11,500 online markets for over $16.6 billion worth of goods and services in more than 175 different supply verticals to date.

"We are thrilled that an innovative, industry-leader like MiTAC has chosen to expand its set of e-commerce tools to include FreeMarkets," said Talley Goodson, Vice President and General Manager of FreeMarkets Asia. "FreeMarkets has a proven track record of delivering results to its customers, and we look forward to working with MiTAC to leverage our technology and expertise to create online markets that generate savings and efficiencies for their operations."

ABOUT MITAC

Founded in 1982 and headquartered in Taiwan, MiTAC International Corporation [MIC] is ranked as one Taiwan's leading manufacturers of award-winning computer systems that include motherboards, desktop PCs, notebooks, LCD monitors, LCD PCs, workstations, servers, industrial PCs, and IA products. The company boasts state-of-the-art, cost-effective manufacturing sites in Taiwan and China as well as nimble, on-time build-to-order and configuration-to-order [BTO/CTO] centers in the USA, the UK, Japan and Australia. MiTAC also maintains a global network of distributors selling the MiTAC brand as well as private labels and OEM/ODM business. A public-listed company, MiTAC's 2000 worldwide revenue topped US$ 5.5 billion.

ABOUT FREEMARKETS

FreeMarkets is the leading B2B Global Marketplace and eSourcing solutions provider. FreeMarkets combines its industry-leading technology platform with unparalleled sourcing information, commodity-specific domain knowledge, world-class services and purchasing scale to deliver fast, measurable savings to customers. FreeMarkets has created over 11,500 online markets for more than $16.6 billion worth of goods and services and created estimated savings of over $3.2 billion for its customers. More than 11,100 suppliers from over 64 countries have participated in the FreeMarkets B2B Global Marketplace. The Company also operates FreeMarkets Asset Exchange, the leading B2B Global Marketplace for surplus assets and inventory. FreeMarkets can be found on the Web at www.freemarkets.com. FreeMarkets(R) and BidWare(R) are registered trademarks of FreeMarkets, Inc., and FullSource(TM) and QuickSource(TM) are unregistered trademarks of FreeMarkets, Inc.

FORWARD-LOOKING STATEMENTS

Statements in this press release that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, market acceptance of FreeMarkets' B2B Global Marketplace and new products and services that FreeMarkets introduces, the competitive nature of the market for business-to-business online auction and e-commerce services, FreeMarkets' ability to attract new customers, through its own efforts and through


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partnerships and alliances, to retain and increase revenue from existing customers and to attract new customers, FreeMarkets' ability to attract and retain qualified personnel, the size of the market for used equipment and surplus inventory, the demand for online auction and other asset recovery services by buyers and suppliers, and FreeMarkets' ability to integrate acquisitions and manage growth. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.


WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets has filed a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.FreeMarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus.



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